UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                MIAD Systems Ltd.
                   -------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Canada                                        N/A
---------------------------------------     -----------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

43 Riviera Drive, Unit 7, Markham, Ontario, Canada            L3R 5J6
--------------------------------------------------            -------
    (Address of principal executive offices)                 (Zip Code)


                           Issuer's telephone number:

                                (905) 479 - 0214

       Securities to be registered pursuant to Section 12 (b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

 ITEM 1. DESCRIPTION OF BUSINESS

(a)  Business Development

         Our company, MIAD Systems Ltd., is a Canadian company. We were formed in March 1993 and began operating our business at that same time. Our management has been the same since we began business. We are located in the Toronto, Ontario, Canada area and we are an established full-line supplier of business computer systems, maintenance, installation and networking services. We provide these goods and services to our major clients who are primarily engaged in the corporate, institutional and education fields.

(b)  Business of the Issuer

         Principal Products and Services and their Markets.

         The corporate, institutional and educational computer users of today purchase computer systems for specific tasks. These systems require adaptive memory, storage, speed, multi-media capabilities and other features to conduct their business.

         Our goal is to provide technology, leadership, superior products, services and support to our clients, thereby building long-term business relationships. To meet our clients' requirements for business workstations and servers, we have uniquely distinguished ourselves, by our "just-in-time" purchasing and "build-to-order" model of private labeled personal computers. This includes the MIAD ULTRA(R) line (the "MIAD ULTRA(R) "), currently trademarked only in Canada, which provides our clients with rapid delivery, custom configuration, cost savings and enhanced quality control. Our ability to rapidly deliver the MIAD ULTRA(R) family of systems allows us to keep our inventory levels at a minimum while still being able to deliver the systems exactly to the customers' specifications with a delivery time, including the three days or less required for us to perform an automated test of all systems for reliability and stability which is referred to as "burn-in".

         The "build-to-order" concept, was originated in the United States by Dell and Gateway. Our concept of "build-to-order" provides:

        o   Increased reliability and quality

        o   Flexibility of configuration

        o   Reduced risk of price erosion

        o   Ability to respond quickly to technological change

        o Consistent components which is mandatory to satisfy the creation of an exact image of the PC's disk drive for creating completely identical installations ("ghosting") and software rebuild requirements of educational and other clients

        o   Reduced delivery cycle.


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


         For our MIAD ULTRA(R) line, we are authorized by IBM to use IBM's licensed patents for personal computers and servers. Our custom manufacturing approach allows us full flexibility of configuration, increased reliability and quality control coupled with short delivery cycles.

         For clients who require high-end servers, we have partnered with, and we are an authorized reseller of, Compaq, Toshiba, Hewlett Packard and IBM, which are some of the most respected names in the industry.

         In order to provide a total technology solution for our clients, we complement our computer assembly and distribution business with value-added services and support, including in-house and on-site warranty and maintenance repair, networking, installation and support. We service the MIAD ULTRA(R) family of systems and we are an authorized Compaq Service Center. We expect to be an authorized IBM Service Center on or about July 31, 2000. We have designed and installed networks of 200 or more workstations, including multiple servers and software. We also provide support and a maintenance exchange program for 7000 printers installed in 1400 branches throughout Canada for one of Canada's largest national banks.

         We have many well-recognized companies as our clients. These clients include Yamaha Motor Company of Canada, Lexmark Canada, Magna International, Royal Bank of Canada, and Estee Lauder Cosmetics Canada Ltd. as well as clients in the educational market in Canada. These clients include private schools and community colleges in Ontario: Upper Canada College, Sterling Hall School, Bishop Strachan School, Lambton College and Durham College among others.

(c)      Industry and Market Overview

         In 1999, the United Nations ranked Canada as the best place to live. The 2000 IDC/World Times Information Society Index (ISI) shows that Canada has a more balanced approach between social and technology aspects as it develops a digital economy than the UK, Germany and France. The International Monetary Fund
(IMF) forecasts the growth of Canada's economy at 4.2% for 2000 compared to 2.8% for the G- 7 countries, comprised of the United States, Canada, United Kingdom, France, Italy, Germany and Japan, and a growth of 3.7% in the year 2001 compared to 3.3% for the G-7 countries. While the Canadian Gross Domestic Product (GDP) increased at a 4.1% rate, the IT industry contributed to 17.8% of the GDP growth in 1999. The US Department of Commerce states that the US and Canada rank the highest in the world with 37% of their respective populations having access to the digital economy via the Internet.

         The Canadian Information Technology ("IT") industry is key to the economic health of Canada, enabling business to be more efficient and effective and helping consumers reap the benefits of the on-going advances in communications and computing. No other force has, in recent years, influenced the future of Canada's economy as information technology. The "enabling effect" of IT and the value of the IT industry as a job provider, wealth creator and export generator has woven technology into the life of every Canadian organization and individual. Canadian IT revenue continues to grow at 6% per annum and employment at 10% per annum. Canada, in general, is one of the world leaders in technology development and technology implementation as reported in Industry Canada, a report published by the Government of Canada, Department of Industry.

         The Canadian IT industry is a very significant factor in the Canadian economy. The Canadian IT industry for 1999. as reported by the Government of Canada, represents:

        o   2,000 firms

        o   500,000 jobs

        o   $100 billion in revenue

        o   42% of total Canadian private sector research and development

        o   9% of total exports

        o   6% of total GDP

         We act as a solutions partner for our clients by working with them to analyze and then provide to them, either directly or through our associates, the goods and services that they need to compete effectively in the marketplace. Our clients require that as their solutions partner we understand their business, their marketplace and what drives their decisions. As a solutions provider, we relate to our client's business requirements, understand technology and recommend solutions best suited to their needs. Our team members are proven professionals with extensive industry and technology knowledge and expertise. Additionally, we partner with selected premier computer companies to provide the best solutions for our clients.

         We have successfully implemented our "just-in-time" purchasing and "build-to- order" model for our private label MIAD ULTRA(R) line of business computers. This concept is based on the successful model originated by Dell and Gateway in the United States.

         Recent research from International Data Corp. (www.idc.com) confirms the U.S. opportunity and success of the "build-to-order" model as indicated by the fourth quarter of 1999 shipments of personal computers ("PC's") by vendor:


     Rank                 Vendor                     Market Share by %
     ----                 ------                     -----------------
     1                    Dell                             18.1
     2                    Compaq                           15.9
     3                    Gateway                           9.2
     4                    HP                                8.4
     5                    IBM                               7.8

         We believe that the significant market penetration by Dell and Gateway in the U.S. is an indicator of the future market potential for our "build-to-order" model in Canada. In order to become the full-line supplier of quality business solutions for our clients, we have added, to our "build-to-order" model, the qualifications for:

         o partnering and authorized reselling of Compaq, Hewlett-Packard, Toshiba and IBM systems for clients who require higher-end servers

         o  networking design and installation

         o  national warranty exchange program

         o on-site warranty and maintenance repair for the MIAD ULTRA(R) line, but as an authorized Compaq Service Center and will be an authorized IBM Service Center.

         We expect that our growth will be generated by additional sales to existing and new clients in the normal course of our business and acquisitions of companies in the our same industry. This type of growth is frequently referred to as "organic growth". We expect our organic growth to be accomplished in two ways:

         1) continued top-level service to existing clients in order to be uniquely positioned for their on-going systems and services acquisitions.

         2) intensify penetration in the specific market segments where we already have a presence which include:

                  o  educational

                  o  POS for food and hospitality industry

                  o  hospital

                  o  major corporate

                  o  mid-size accounting firms

                  o  mutual fund industry

         We intend to continue to build our presence as a full-line supplier of IT solutions in Canada. In doing so, we expect to focus on several priorities:

         1)       growing revenue from the existing customer base;
         2)       enlarging our customer base in Ontario;
         3) develop an implementation plan to expand our presence in other Canadian cities and possibly the U.S. market;
         4)       increase the number of sales personnel;
         5)       continue to enhance the quality of our technology operations;
         6) develop additional partnerships in the high-end data communications marketplace;
         7)       bolster our financial resources.

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





(d)      "Build-to-Order" Model

         We have uniquely distinguished ourselves, with our "just-in-time" purchasing and "build-to-order" model of private label personal computers: the MIAD ULTRA(R) line to satisfy the custom requirements of the client base. For our MIAD ULTRA(R) line, we are authorized by IBM to use IBM's licensed patents for personal computers and servers.

         Our custom manufacturing approach allows full flexibility of configuration, increased reliability and quality control coupled with short delivery cycles. Our MIAD ULTRA(R) line represents 45% of our revenues which is a significant portion of our total revenues.

         Our ability to rapidly deliver a MIAD ULTRA(R) custom system allows us to keep inventory levels at a minimum while still being able to deliver the systems exactly to the customers specifications with a delivery time, including "burn-in" of three days or less. Our technical and manufacturing expertise permits us to give our customers better service, not only on our own products but those of our authorized partners.

         The major steps involved in the "build-to-order" process include:

         a)       Customization
                  -------------
                  The assembly process begins with an order for a customized PC. A technician performs a technical review of the request, making sure all critical information is available, including component availability and a proper instruction set for the technician to build the system.

         b)       Logistics
                  ---------
                  The next step focuses on the logistics necessary to make the process run smoothly.

         c)       Unpacking
                  ---------
                  After all the parts of a system have arrived from suppliers, they must be unboxed and prepared for the technician building the system.

         d)       Assembly and System Check
                  -------------------------
                  The technician assembles the product, using the specific instruction code shown on a monitor. Hardware components are installed first, followed by the operating system. A quality check of the system follows to ensure other equipment manufacturer (OEM) specifications. The system is then fitted with any additional hardware or software the customer wanted that is not covered by the manufacturer. A final quality check is performed for the whole product.

         e)       Final Check
                  -----------
                  All systems must pass a strict quality-check and "burn-in" procedure before being shipped.

         f)       Packaging
                  ---------
                  When the technicians complete the assembly and testing process and the system passed inspection it leaves the customization area and is packed in its original packaging.

         g)       Shipment
                  --------
                  The assembled systems are weighed and prepared for shipment.

         The "build-to-order" model for our MIAD ULTRA(R) line of systems provides extensive advantages to clients in cost savings, quality control, flexible configuration and fast response to industry trends. The main features of the model include:

           o         Reduction of Delivery Cycle
                     ---------------------------
                    By its nature, our manufacturing approach permits flexibility of customization combined with very short delivery cycles. We are able to customize systems to clients' needs with our "just-in-time" purchasing and "build-to-order" approach.

           o         Cost Savings
                     ------------
                    Working with suppliers to provide "just-in-time" delivery of components reduces overhead costs of warehousing large quantities of components. This overhead cost reduction is enhanced by fast inventory turnover. Costs are further reduced by having the ability to quickly respond to industry trends, thus avoiding obsolete inventory as technologies change. These cost reductions are reflected in our pricing to our clients.

           o         Ability to Manage Technology Change
                     -----------------------------------
                    Purchasing components, on an "as needed" basis allows us to better react to the constant change in technology and price.

           o         Increased Reliability and Quality
                     ---------------------------------
                    Quality control of our MIAD ULTRA(R) line is one of the major reasons that users select the system. After assembling the client's unique configuration, we subject the system to extensive "burn-in" and system testing. Since most failures occur in the first 24- 48 hours of use, this testing attempts to make the system fail before shipping to the client. This leads to better service and fewer repairs.

           o         Better Serviceability
                     ---------------------
                    We choose our components with great care. After-sale serviceability is taken into account and given great weight. This concern facilitates not only warranty repair but also provides for better customer support which contributes to customer satisfaction and repeat business.

      We strive for quality and consistency in our MIAD ULTRA(R) line of computers. We use only name brand quality components. As part of our quality control program, we work in concert with our suppliers to provide consistency of components. Whether a client orders ten systems or 300 systems, components will be the same. Clients that require "ghosting" and software rebuild for groups of users can be assured of this functionality with our insistence on consistency and quality of components.

(f)        Reselling

         We are an established full-line supplier of computer systems, maintenance, installation and networking services which we provide to our major clients in the corporate, institutional and education fields.

         For workstations and other servers, we have distinguished ourselves by our "build-to-order" model, which is the MIAD ULTRA(R) line systems This system provides our clients with rapid delivery, custom configuration, cost savings and enhanced quality control. However, for clients who require high-end servers, we have partnered with, and we are an authorized reseller of, Compaq, Toshiba, Hewlett Packard, IBM, Microsoft and other well-recognized brands.

         In order to provide the full range of technology solutions to our clients, we complement our computer assembly and distribution with the necessary value-added services and support. We provide depot and on-site maintenance for the MIAD ULTRA(R) line of workstations and we are an authorized Compaq Service Center and expect to be an authorized IBM Service Center in the near future.

         Our current authorizations include:

         o Compaq- we are an authorized dealer, public sector dealer, education dealer and service center.

         o IBM- we are an authorized dealer, public sector dealer and expect to be a service center on or about July 31, 2000.

         o Toshiba- we are an authorized dealer, public sector dealer and education dealer

         o Hewlett-Packard- we are an authorized dealer, and public sector dealer

         o Microsoft- we are authorized for all software in addition to being OEM certified.


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


         In addition, we have arrangements with the major distributors in Canada to acquire the products that we then resell. Our acquisition of products from companies such as Ingram-Micro, Globelle, Tech Data and Merisel is based on availability, pricing and service.

(g)      Services and Support

         In order to provide technology solutions for our clients, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on-site warranty and maintenance repair, networking, installation and support.

Networking Services
-------------------

         As a provider of IT solutions, we have the personnel, expertise, experience and partners to provide turn-key network solutions, from peer-to-peer networks to 200+ station Novell or Microsoft NT networks. We provide network design and consultation, facility cabling, project management, network implementation and support. We work with our clients to provide solutions that not only meet their current requirements, but will allow integration of future growth and technology.

Service and Support (MIAD ULTRA (R) Systems)
--------------------------------------------

         In addition to manufacturing systems, we complement our computer assembly and distribution with value-added services and support, including in-house and/or on- site warranty repair, installation, support and maintenance for the MIAD ULTRA(R) line of systems delivered to clients.

Service and Support (Compaq)
----------------------------

         Because of staff training and technical excellence, we have been selected by Compaq as one of its few authorized Compaq Service Centers in Ontario, Canada.

Service and Support (IBM)
-------------------------

         We expect to become an authorized IBM Service Center on or about July 31, 2000. Our technical staff are presently completing the process to put the program in place.

Specialized Maintenance
-----------------------

         As a service and support focused organization, we also provide specialized national service contracts. For one of Canada's largest national banks, we support over 7000 printers installed in 1400 of its branches across the country. This specialized service includes Canada-wide Toll-Free Technical Support, integrated


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


with a national unit exchange program for any unit that cannot be repaired over the phone. This exchange program provides a pool of remanufactured units that can be shipped via courier to any location in Canada the next business day. In most cases, this provides a faster turnaround time than the more expensive on-site service. With our program, a functional unit will be on the user's desk the next day rather than waiting for an on-site technician to get a part that he/she is not carrying with them. Our contract has been renewed in each of the past three years.

Service Facilities
------------------

         Our service facility is 1100 square feet with a planned expansion to approximately 1500 square feet on or about September 30, 2000. We have two-production assembly and testing work areas with 120 square feet of working space along with three service and repair workbenches with 130 square feet of area. There is a customer receiving area adjoining the 1,800 square feet warehouse for walk-in clients. The service workbenches are protected with grounded anti-static matting. This area has access to e-mail and the Internet in order to facilitate customer and manufacturer contact.

Technical Procedures
--------------------

         We believe that on-going service and support is the basis for any long-term partnership with clients. We have a permanent testing LAN set up for product testing and problem recreation. This test-bed can be run under NT, Novell or Windows 95/98.

         All initial support calls to our 1-(800) toll-free number or local phone lines are directed to the technical support team. We currently have Certified Novell-Netware Engineer ("CNE") and Microsoft Certified Engineer ("MSCE") personnel who specialize in, have been trained by, and have passed certification exams administered by Novell and Microsoft, along with technicians who specialize in the manufacturing and support of our ULTRA(R) Series computers. Calls are answered immediately or a technician will return a call within 30 minutes. Problem escalation is directed to the service manager. we provide telephone technical support, depot repair as well as on- site service. From 8:00 a.m. to 6:00 p.m. with after hours and weekend service available upon request. We are currently recruiting additional staff in order to provide seven day a week support.

         We use a customized service tracking program to track service calls. With this tracking program, we track customer information, service issues, problem resolution, parts usage and serial numbers. This information is then transferred to our accounting system for invoicing. we are, however, evaluating an upgrade to an integrated service package.


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


         We stock a wide complement of spare parts, and have established a network of suppliers that enables us to provide replacement parts in most cases within one business day.

(h)      Marketing and Distribution


         Our current client base is primarily focused in four market segments:

                  (1)      Major corporate accounts:
                           -------------------------
         Our major corporate accounts include Lexmark Canada Ltd., Thorn Press Ltd., Estee Lauder Cosmetics Inc., O'Donnell Funds, Magna International, Telerate/Dow Jones Canada, Yamaha Motor Company Canada, Trizec Hahn Corporation and The Royal Bank of Canada.

                  (2)      Institutional accounts:
                           -----------------------
                  We provide product support and service to acute care facilities in the Toronto area such as Centenary Health Care, Rouge Valley Health System and The Hanen Centre.

                  (3)      Restaurant POS industry:
                           ------------------------

                  We have supplied over 1,000 systems to a food industry point-of-sale ("POS") software company. These specialized systems are currently installed in more than 30 restaurant chains and individual restaurants located primarily in the Province of Ontario with some installed in the Province of Alberta.

                  (4)      Educational:
                           ------------

                  Our customer list includes many of the top private schools and community colleges in Ontario including Upper Canada College, Durham College, Lambton College, Bishop Strachan School and Sterling Hall School.

                  At this stage of our development, we are still a relatively small player in the Canadian marketplace. However, we believe that we have the structure and the strategic plan which we expect will allow us to become a significant player in the Canadian IT systems and services business. We are not yet measuring market share in either the corporate or institutional field. On the POS side for the hospitality industry, our market share, with over 1,000 installations, is still in the single digit range. We have made significant strides in penetrating the Ontario private school and community college markets. Although we have secured many of the top name institutions as our clients, our market share is also still in the single digit range.


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


                  Our current customers will continue to receive top quality coverage, service and support. We believe that this will place us in an advantageous position to work closely with our clients in planning and executing future system acquisitions. We plan to use our existing base of satisfied users in our clients' organizations as referrals to locate other departments/user groups for additional sales.

         Our search for new clients will mainly focus on intensifying our penetration in the specific market segments where we already have a presence. These include:

                  o   Educational

                  o   Institutional

                  o   Major Corporate

                  o   POS system supply.

                  o   Corporate expansion

                  o   Mutual Fund Industry

                  o   Midsize accounting firms

         In furtherance of our marketing plan we have:

         o integrated the sales talent and contacts of the former president of Clove Computers into our company organization,
         o hired two additional sales representative to provide additional territory coverage,
         o        initiated a web presence,

         We further intend during the current fiscal year to:

         o add sales representatives to the southwestern Ontario territory,
         o focus prospect exposure on our service including IBM warranty service,
         o refine or improve our electronic presence with emphasis on small and medium business and IBM warranty services,
         o consider expansion beyond the boundaries of Ontario and Canada.

(i)  Competitive Business Conditions

         Our "build-to-order" line of computers competes against what are considered the tier 1 and tier 2 computer manufacturers/suppliers (IBM, Compaq, Dell, Fujitsu,

Patriot, Supercom, etc.). These competitors are much larger and better capitalized than we are. We believe, however, that our reputation for delivery, quality of product, pricing and after-sale support and service differentiates us from our competitors. This is the marketing advantage we have and have emphasized this in sales situations.

         When our role is reselling, high-end name-brand services (such as IBM and Compaq), to clients and potential clients, we find ourselves competing with companies such as EDS/Systemshouse, Quiet Touch Computers, GE Capital Corp., Microage, Compugen, etc. We emphasize our service and after-sale support in competitive sales situations and believe that our marketing strategy will allow us to win a larger percentage of competitive opportunities.

         We generally find that we are competing against much larger firms in the industry. However, we continue to grow in revenue and reputation based on the quality of our products, sales and after-sales service.

(j)      Sources of Supply

         For our "build-to-order" MIAD ULTRA(R) line of business computers, we purchase name brand quality products from manufacturers such as Intel, Quantum, ATI, Seagate, Maxtor, Panasonic, Acer, LG Electronics, Fujitsu, and others. Our purchase of these components is based on price, service and availability from among a number of distributors based in the Toronto area. These distributors include Merisel Canada, Supercom, Scan Tech, Bell Micro Products, Ingram Canada, GB Micro, Tech Data Canada.

         When we supply high end servers from IBM, Microsoft, Hewlett-Packard, Compaq and others, we also acquire the products based on prices, service and availability primarily from the larger international distributors in the Toronto area (Merisel Canada, Ingram Canada, Tech Data Canada, etc.). We have no difficulty in sourcing the required products and components to satisfy our clients' requirements.

         Shortages of supply typically are not company specific but rather industry- wide and are generally caused by natural disasters such as the earthquakes in Taiwan last year that affected chip production on a worldwide basis.

(k)      Dependence on Major Customers

         Our current customer-base is well diversified and spans multiple industry groups:

         o major corporate [Canada's top 5OO companies as listed in "Report on Business" magazine ("ROB 500")]
         o    institutional
         o    mutual fund
         o    hospitality industry and POS
         o    educational


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


         With a focus on specific industries, we have grown our client-base by concentrating on penetration of each of the specific industry groups. No single client represents 10% or more of our revenue.

(l)      Intellectual Property

         In our reselling arrangements, we supply products from the major companies in the industry such as IBM, Microsoft, Hewlett-Packard and Compaq. We do not have any patents but rely upon licenses from the companies whose products we purchase. For our MIAD ULTRA(R) line of "build-to-order" business computers, we are authorized by a non-exclusive license agreement with IBM to use IBM's licensed patents for personal computers and servers. We pay IBM an annual fee and a surcharge for each MIAD ULTRA(R) system we build. This license agreement terminates on December 31, 2000 which we expect to renew.

         The name of our "build-to-order" business computer, the MIAD ULTRA(R), has now been trademarked in Canada. There are currently no plans to trademark the MIAD ULTRA(R) line in the United States although we may decide to do so at a later date.

(m)      Government Approval Regulation and Environmental Compliance

         In Canada, computer systems and computer components must be CSA (Canadian Standards Association ) certified. This certification is virtually the same as the Underwriters Laboratories (UL) certification in the United States. We only purchase systems and components that are CSA certified.

         We are subject to Canadian provincial and federal laws governing our relationship with employees, including minimum wage requirements, overtime, working and safety conditions requirements. We presently are not the subject of any governmental proceeding and we are currently in compliance with provincial and federal regulations in Canada.

(n)      Research and Development

         We do not perform research and development ("R & D") in the traditional sense. Rather, our R&D activities are primarily focused on researching/evaluating/sourcing, and quality improvements for the products that we integrate into our MIAD ULTRA(R) "build-to-order" business computer systems. This R&D activity is conducted in the technical lab on our premises. Via the Internet and other sources worldwide, we are also researching the availability of new peripheral products such as specialized cases (small size to reduce the amount of needed space, etc.) as well as new products in colors and sizes preferred by certain industries (black cases, monitors and peripherals for the hospitality industry).

(o)      Employees and Facilities

         As of the date of this filing, we employ 13 persons (of which 10 are full-time employees). None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

REPORTS TO SECURITY HOLDERS

           Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10-SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

           Except for the historical information contained herein, the matters discussed in this report are by their nature forward-looking. For the reasons stated in this report or our SEC filings, or for various unanticipated reasons, actual results may differ materially. Our operating results may fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting the Canadian market, production and assembly delays or difficulties, and the degree of acceptance that the Company's products achieve during the year.

           All figures stated herein are in Canadian dollars.

RESULTS OF OPERATIONS

Six months ended March 31, 2000 compared to the same period in 1999.

Revenues

           For the six month period ended March 31, 2000, our revenues increased by 58% from $1,549,977 in the same period in 1999 to $2,459,902. This increase is attributable to the sales representatives and the senior sales executives we added in the third and fourth quarters of the 1999. Our increased market penetration generated a significant number of new name major corporate and education accounts. The increase is also due to the additional focus on high-end servers particularly from Compaq and IBM sold into our customer base during the period.

           Our gross profit on product sales increased from $363,159 in the comparable period in 1999 to $436,225 in six months ended March 31, 2000. This gross profit on product sales is 17% compared to 23% in the comparable period in 1999. The margin reduction is due to the higher proportion of Compaq and IBM sales during the period which carry a lower profit margin than our ULTRA(R) line, which represented a higher percentage of revenue in the comparable period in 1999.

           Selling, general and administrative expenses increased from $393,858 in the period in 1999 to $460,885 in the six month period ended March 31, 2000. This increase is directly attributable to increased sales manpower and commissions resulting from our increased revenues in the period. Although professional fees declined from $50,235 to $13,400 because of our equity financing expenses in 1999, it is expected that our professional fees will increase as we become a reporting company.

           Interest expense on loans was marginally reduced in the current year because of timing differences reductions in the principal amount of our loans which are payable.

 Liquidity and Capital Resources

           As of March 31, 2000 we had a cash position of $57,326 compared to $59,852 as of the same date in 1999. Working capital on March 31,2000, was $79,614 compared to $95,202 on March 31, 1999. We had current assets of $908,834 and stockholders' equity of $91,407 on March 31, 2000 compared to current assets of $528,321 and stockholders' equity of $23,464 on March 31,1999. The increase in stockholders' equity is attributable to increased equity in reduced by operating losses for the four intervening quarters. During the six-month period ended March 31, 2000, we used $119,154 for operating activities compared to $32,194 for the same period in 1999. Cash flow from financing activities increased from $103,386 in the comparable period in 1999 to $161,762 in the six month period ended due to the additional equity raised. Fixed asset additions were essentially unchanged.

Recent Accounting Pronouncement

           Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also required that an entity recognize all derivatives as either assets or liabilties in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. we do not believe that this standard will have a material effect on the financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

         Our facilities are located at 43 Rivera Drive, Unit 7, Markham, Ontario, Canada. This location is in the Greater Metropolitan Toronto area. The facility is a light modern, secure, industrial brick and concrete block building. We currently occupy approximately 5,300 square feet of warehouse, assembly and office space. The current lease, which expires in November 2000, is a one year renewal of an original lease dated November 14, 1996. Our monthly rent is $3,600 (Canadian) per month. There is a verbal agreement with our landlord that we can renew our lease on December 1, 2000 for an additional one year term which will increase our rent by approximately $220 per month. We believe that we will need additional space which is available at this location or replacement space at a new location to accommodate our current rate of growth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

           The following information relates to those persons who we know are the beneficial owners of five percent or more of our voting common stock:

                      Name and Address of              Amount and Nature
Title of Class        Beneficial Owner                 of Beneficial Owner          Percentage of Class(1)
--------------        ----------------                 -------------------          -------------------
Common                Michael Green                    1,960,000                    59.0%
                      178 Ridley Blvd.
                      Toronto, Ontario,
                      Canada
Common                Adrienne Green                   490,000                      14.8%
                      5096 Bloomington
                      Road
                      Stouffville, Ontario,
                      Canada

1) Does not include possible exercise of 895,500 stock purchase warrants exercisable at $1.00 (USD) per share until October 31, 2000.

         The following table has been completed for each of the shares of common stock beneficially owned by our directors, nominees, and executive officers and all officers and directors as a group.

                         Name and Address of            Amount and Nature of
Title of Class           Beneficial Owner               Beneficial Owner (1)           Percentage of Class (2)
--------------           ----------------               -----------------              --------------------
Common                   Michael Green                  1,960,000                      59.0%
                         178 Ridley Blvd.
                         Toronto, Ontario,
                         Canada
Common                   Adrienne Green                 490,000                        14.8%
                         5096 Bloomington
                         Road
                         Stouffville, Ontario,
                         Canada
Common                   Joseph Misetich                85,000                         2.6%
                         6 Allonsius Drive
                         Etobicoke, Ontario,
                         Canada M9C3N5
All officers and                                        2,535,000                      76.4%
directors as a
group (2 persons)


-----------------------
(1)  These shares are directly owned by each individual.

(2) Does not include possible exercise of 895,500 stock purchase warrants exercisable at $1.00 (USD) per share until October 31, 2000.

Stock Option Plan

         In June 1999 the Board of Directors approved a Stock Option Plan (the "Plan") which authorizes that up to a maximum of 15% of the Company's issued and outstanding common stock is available to be issued under the Plan to those persons who can participate in the Plan in accordance with its terms. As of the date of this filing, options to purchase an aggregate of 160,000 shares of our common stock (the "Options") have been approved by the Board of Directors for two persons and will be issued to the them upon approval of the Plan by our shareholders. The Options will have an exercise price of $.20 per share and will be exercisable, in whole or in part, at any time from the date that the Plan is approved by our shareholders until June 17, 2004. The Plan provides that no resident of the United States may be a participant in the Plan unless such participation would not violate any applicable securities or other laws of the United States or any state, territory or possession of the United States. The Plan will be presented to our shareholders at the next shareholders' meeting for approval and ratification.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS

         The names, ages and positions of all of our executive officers as of March 31, 2000 are listed below, followed by a summary of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the Directors immediately following the Annual Meeting of Stockholders.

The directors, executive officers and key management employees of the Company are:

                                                                                       Period Served as
Name                         Age                Position                               Director
----                         ---                --------                               --------
Michael Green                56                 President, Chief Executive             Since
                                                Officer and Director                   November 1996

Adrienne Green               59                 Secretary and Director                 Since
                                                                                       March1993

Joseph Misetich              61                 Vice-President, Senior                      N/A
                                                Sales Executive


         Michael Green has been our President and Chief Executive Officer and Managing Director of our Board of Directors since September 1998. A chartered accountant by training, Mr. Green has extensive experience in sales, marketing and finance of computer products in Canada. From 1968 to 1972, Mr. Green was an accountant with Price Waterhouse. After completing his required program for licensing as a chartered accountant at Price Waterhouse, Mr. Green became controller of Mercedes-Benz Canada from 1972 to 1974, then Controller of Memorex Canada (a computer peripheral products company) from 1974 to 1977. From 1977 to 1983 he was one of the founders of ESSNA Ltd. the distributor of Epson printers in Canada. Mr. Green was President of Technical Logistics Systems, a Canadian distributor of specialized printers and computers from 1983 to 1992 when he joined Adrienne Green, his sister, to form MIAD Systems Ltd. in 1993. From 1993 until September 1998, Mr. Green was our Business Development Manager and was our only direct sales representative in our early years of development. Mr. Green obtained his Bachelor of Arts degree from the University of Toronto and his Chartered Accountant Certification in Ontario with Price Waterhouse.

         Adrienne Green has been our Secretary since March 1993 and was our President from March 1993 to September 1998. Ms. Green is an educator by profession, specializing in teaching French in the Toronto school system from 1960 to 1990. In 1990, she joined Fourth Party Maintenance Inc. as administrator. In March 1993, she joined Michael Green, her brother, to form MIAD Systems Ltd. Ms. Green obtained her Bachelor of Arts Degree from the University of Toronto, Trinity College.

         Joseph Misetich is Vice-President and Senior Sales Executive. Mr. Misetich's career in the Canadian IT industry spans over 40 years. After IT operations responsibilities at the Canadian National Railroad, Mr. Misetich, starting in 1970, progressed through sales positions at Pertec Canada and Motorola Computer Systems Canada before becoming the President and Business Development Manager, at Clove Computers Ltd., a Toronto based microcomputer reseller from 1985 to 1999. Mr. Misetich joined us in October 1999.

         All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

Family Relationships:

         Michael Green, our President and Chief Executive Officer and a director, and Adrienne Greene, our Secretary and a director, are brother and sister.

(f)  Involvement in Certain Legal Proceedings:

         None of our officers, directors, promoters or control persons have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth the compensation of our management for the past three fiscal years. Michael Green, our President and Chief Executive Officer, was the only member of our management that earned more than $100,000 in the year ended December 31, 1999. None of our executive officers earned more than $100,000 during the years ended December 31, 1998 and 1997.

                                        Summary Compensation Table

                                                                       Long Term Compensation
                                                                       ----------------------
                               Annual compensation                Awards                          Payouts
                               -------------------                ------                          -------
                                                      Annual      Restricted     Under-                  Other
Name and                                              compen-     Stock          lying       LTIP        Comp-
principal position     Year     Salary     Bonus      sation      Awards         Options     Payouts     ensation
------------------     ----     ------     -----      ------      ------         -------     -------     --------
Michael Green          1999     135000     15000      150000      none           none        none        none
President, CEO and
Director

                       1998     90000      6000       96000       none           none        none        none
                       1997     72000       ----      72000       none           none        none        none

Adrienne Green         1999     77000      5000       82000       none           none        none        none
Secretary and
Director

                       1998     57000      ----       57000       none           none        none        none
                       1997     53000      ----       53000       none           none        none        none

Joseph Misetich        1999     (1)        (1)        (1)         none           none        none        none
Vice President

                       1998     none       none       none        none           none        none        none
                       1997     none       none       none        none           none        none        none

1) On October 1, 1999 the Board of Directors of the Company authorized the issuance of 85,000 restricted common shares of the Corporation to Joseph Misetich as an inducement to execute a two year employment agreement to join us as vice-president and a senior marketing executive. Mr. Misetich had previously served as President and Business Development Manager of Clove Computers Ltd., a competitor of ours. The value of the goodwill recorded on our books is $17,000 funds ($25,500 Canadian). The Board determined that the fair market value of the restricted common stock was $0.20 per share, the same price recorded in the most recent private placement of the Company's stock. This restricted common stock can not be sold for an 18 month period and after that can only be sold in accordance with Rule 144. Mr. Misetich also received salary of $12,500 for the three month period he was employed, from October 1 to December 31, 1999. He also received commissions of approximately $5,100 during the same three month period.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, we have not entered into a transaction with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock except as described in the following paragraphs.

         Mr. Green currently has a one year employment agreement that provides for a annual salary of $180,000 (Canadian) per year. He also is entitled to earn a sales commission at the rate of $5,000 for each $1,000,000 of sales achieved by us in the fiscal year up to the first $3,000,000 of sales. If sales exceed $3,000,000, he will receive a bonus of $20,000 for each $1,000,000 of sales between $3,000,000 and $5,000,000. For sales above $5,000,000, his bonus will be $12,000 for each $1,000,000 of sales. Mr. Green also will be entitled to receive a bonus of 4% of our pre-tax profit. The agreement also provides a covenant that he will not compete with or solicit any business of MIAD for a three year period from October 1, 1999.

ITEM 8. DESCRIPTION OF SECURITIES

         We are authorized to issue an unlimited number of shares of common stock without par value (which is the common form of incorporation in Canada), of which 3,322,500 shares are issued and outstanding. The holders of common stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of common shares are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to the stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of our common stock do not have any preemptive rights to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable.

         We are also authorized to issue an unlimited number of First Preference Shares without par value ("FP Shares"), of which no FP Shares are issued and outstanding. The FP Shares may be issued at any time and from time to time in one or more series to be fixed by the Board of Directors by Articles of Amendment to our Certificate of Incorporation prior to any issuance the designation, rights, privileges, restrictions and conditions to attach to the FP Shares of that particular series. FP Shares of any series may be given preferences over any other shares in such matters such as dividends, distributions, liquidation, dissolution or winding-up of the Company. FP Shares have no pre-emptive rights except under certain specific circumstances. Holders of FP Shares have no right to vote separately as a class or series to amend our Certificate of Incorporation in respect to an increase in the authorized number of shares of any class or series having rights or privileges ranking in priority with the FP Shares, effect an exchange, reclassification or cancellation of all or part of the FP Shares, or create a new class of shares ranking in priority to or equal with the FP Shares except under certain circumstances.

         There are no provisions in our Certificate of Incorporation or bylaws that would delay, defer, or prevent a change in control.

         Our transfer agent and Warrant Agent for the Common Stock and Warrants, respectively, is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York, 11779, certificates to P.O. Box 361 Holbrook, New York, 11741, Phone (516) 585-7341.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         In November 1999, we commenced trading on the Over The Counter Bulletin Board in what is referred to as the "pink sheets" under the trading symbol "MIAD". The following table sets forth the high and low bid prices of our common stock for each calendar quarter and subsequent interim period since our common stock commenced actual trading, as reported by the National Quotation Bureau and represents inter dealer quotations, without retail mark-up, mark-down or commission and may not be reflective of actual transactions:

1999                                           High                  Low
----                                           ----                  ---

Quarter ending September 30                    $1.50                 $1.00
Quarter ending December 31                      2.375                 1.375


2000
----

Quarter ending March 31                         2.375                 2.1875
April 1 - May 26                                3.25                  2.375

          There can be no assurances that an active public market for the common stock will develop or be sustained. In addition, the shares of common stock are subject to various governmental or regulatory rules which may affect the liquidity of the shares.

         As of March 31, 2000 there were 3,459,400 shares issued and outstanding and 24 shareholders of record. We also have warrants outstanding which, if exercised would result in the issuance of an additional 758,600 shares of our restricted common stock.

Dividends:

         There are no restrictions on the common stock that limit the ability of us to pay dividends if declared by the Board of Directors. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. We have not declared any dividends.

ITEM 2. LEGAL PROCEEDINGS

         We are not a party to and none of our property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes or disagreements with our accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On September 30, 1998, and October 1, 1998, a total of 2,825,000 shares of restricted common stock were issued to the following six persons at $.001 per share for which we received $2,825:

         Michael Green                                    1,960,000
         Adrienne Green                                     490,000
         Lynn Lefebvre                                       75,000
         FMS Distributors/Vistra                            128,570
         Toho Partners                                       42,860
         Corporate Strategy Group                           128,570

         These shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and the certificates representing the shares bear a restrictive legend restricting transferability under the Act.

         In December 1998, we completed a private placement offering of our securities and issued, pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as amended, 19,900 Units at a purchase price of $5.00 per Unit. Each Unit was comprised of 25 shares of common stock and 45 Redeemable Common Stock Purchase Warrants (the ("Warrants"). Each Warrant is exercisable for one share of common stock at $1.00 per share. The expiration date of the outstanding Warrants has been extended by the Board of Directors to October 31, 2000.

         In October 1999, we issued 25,000 shares of our common stock to professionals for services and 85,000 shares to Joseph Misetich, our Vice-President, as an incentive to join us under a two year employment agreement.

         During the period from October 1, 1999 to March 31, 2000 136,000 Warrants were exercised for $136,000. As of March 31, 2000 there are 758,600 Warrants available for exercise.

         On October 1, 1999 we issued 25,000 restricted shares of common stock to two non-employee consultants for past services rendered. The Board of Directors determined that the fair value of the restricted common stock was $0.20 per share, the same price recorded in the most recent private placement of our restricted common stock. This restricted common stock can not be sold for an 18 month period and after that can only be sold in accordance with Rule 144. The amount recorded in our books for the year ending September 30, 1999 for such services was $7,500 ($5,000 USD).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Bylaws follow the Business Corporations Act (Ontario) (the "BCA"). The BCA provides for indemnification of a director, officer, former officer and director or a person who acts or acted at the request of management as a director or officer of a company of which the corporation was a shareholder or creditor, his heirs and legal representatives, for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party because such person is or was a director or officer of a corporation or the other company if he/she acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.

PART F/S.  FINANCIAL STATEMENTS OF MIAD SYSTEMS LTD.

Auditors Report

Audited Balance Sheet as of September 30, 1999 and 1998

Audited Statements of Income and Deficit for the year ended September 30, 1999 and  1998

Audited Statements of Cash Flow for the year ended September 30, 1999 and 1998

Notes to Financial Statements

Unaudited Balance Sheet as of March 31, 2000 and 1999

Unaudited Statements of Income and Deficit for the six months ended March 31, 2000 and 1999.

Unaudited Statements of Cash Flow for the six months ended March 31,2000 and  March 31, 1999

PART III

INDEX TO EXHIBITS

       3.1        Certificate of Incorporation of MIAD Systems Ltd.
       3.2        Certificate of Amendment of Certificate of Incorporation
       3.3        Bylaws
       4.0        Warrant Certificate
       10         Office Lease dated November 14, 1996
       10.1       Renewal Agreement dated October 12, 1999
       10.2       Employment Agreement for Michael Green dated October 1, 1999
       10.3       Stock Option Plan
       27         Financial Data Schedule

                                 SIGNATURE PAGE
                                 --------------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  MIAD  SYSTEMS LTD.


Date:   June    , 2000                       By: /s/ Michael A. S. Green
             ---                                 ----------------------------
                                             Michael A. S. Green, President
                                             and Principal Financial Officer

                                MIAD SYSTEMS LTD.

                          INDEX TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999











                                                                          Page
--------------------------------------------------------------------------------
Auditors' Report                                                          F-1
Balance Sheet                                                             F-2
Statement of Income and Deficit                                           F-3
Statement of Cash Flows                                                   F-4
Notes to Financial Statements                                            F-5-7

                BRODEUR DENNIS CHARTERED ACCOUNTANTS LETTERHEAD




                                AUDITORS' REPORT


     To the Shareholders of
     Miad Systems Ltd.

     We have audited the balance sheet of Miad Systems Ltd. as at September 30, 1999 and 1998 the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     Except as explained in the following paragraph, we have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     Because we were appointed auditors of the company during 1998, we were not able to observe the counting of physical inventories at the beginning of the year, confirm opening accounts receivable and opening accounts payable nor satisfy ourself concerning those inventory quantities, opening accounts receivable or accounts payable by alternative means. Since opening inventories, accounts receivable and accounts payable enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to sales, cost of sales, income taxes, net income for the year, opening deficit and cash provided from operations might be necessary for 1998.

     In our opinion, except for the effect on the financial statenients for 1998 of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventories, opening accounts receivable and opening payables as at September 30, 1997 as described in the preceding paragraph, the statements of income and deficit and cash flows for the years ended September 30, 1999 and 1998 present fairly in all material respects, the results of the company's operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. Further, in our opinion, the balance sheet presents fairly, in all material respects, the financial position of the company as at September 30, 1999 and 1998 in accordance with generally accepted accounting principles.

                                                        /s/ BRODEUR DENNIS


                                                        Chartered Accountants
     Richmond Hill, Ontario
     March 23, 2000

                                MIAD SYSTEMS LTD.

                                  BALANCE SHEET
                            AS AT SEPTEMBER 30, 1999
                   (All Amounts Expressed in Canadian Dollars)

                                      ASSETS                                       1999                   1998

------------------------------------------------------------------------------------------------------------------
Current
    Cash                                                                      $       24,466            $    1,436
    Accounts receivable (Note 3)                                                     264,975               323,655
    Inventories (Note 3)                                                             152,708               118,294
    Prepaid expenses                                                                   2,195                25,622
    Due from Multi-Media Plus Distribution Inc.                                            -                61,310
                                                                              ------------------------------------
                                                                                     444,344               530,317
Capital (Note 2)                                                                      29,494                27,126
                                                                              ------------------------------------
                                                                              $      473,838            $  557,443
                                                                              ====================================
                                   LIABILITIES
------------------------------------------------------------------------------------------------------------------
Current
     Accounts payable and accrued charges                                     $      413,104            $  395,960
     Deferred revenue                                                                      -                23,052
     Current portion of loans payable (Note 3)                                        79,014                85,440
                                                                              ------------------------------------
                                                                                     492,118               504,452
Loans payable (Note 3)                                                                65,000               144,013
                                                                              ------------------------------------
                                                                                     557,118               648,465
                                                                              ------------------------------------
                              CAPITAL STOCK DEFICIT
------------------------------------------------------------------------------------------------------------------
Capital stock (Note 5)                                                               147,635                 2,450

Deficit                                                                             (230,915)              (93,472)
                                                                              ------------------------------------
                                                                                     (83,280)              (91,022)
                                                                              ------------------------------------
                                                                              $      473,838            $  557,443
                                                                              ====================================

See notes to financial statements


                                MIAD SYSTEMS LTD.

                         STATEMENT OF INCOME AND DEFICIT
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999
                   (All Amounts Expressed in Canadian Dollars)
                                                                                    1999                 1998
-----------------------------------------------------------------------------------------------------------------
Sales                                                                            $ 3,199,057         $ 3,128,339

Cost of sales                                                                      2,437,152           2,537,641
                                                                              -----------------------------------
Gross Margin                                                                         761,905             590,698
                                                                              -----------------------------------
Expenses
    Wages and benefits                                                               540,424             394,698
    Salesmen's Auto, travel and entertainment                                         85,278              45,864
    Bad debts                                                                         61,589                  11
    Professional fees                                                                 51,279               8,424
    Rent                                                                              39,283              38,149
    Office and general                                                                34,159              42,797
    Interest on loans payable                                                         28,040              28,260
    Telephone                                                                         16,862              23,818
    Insurance                                                                         14,678              17,668
    Bank charges                                                                       8,470               2,235
    Advertising and promotion                                                          7,514              10,309
    Utilities                                                                          4,509               4,916
    Depreciation                                                                       7,263               7,742
                                                                              -----------------------------------
                                                                                     899,348             624,891
                                                                              -----------------------------------
Net loss for the year                                                               (137,443)            (34,193)

Deficit at beginning of year                                                         (93,472)            (59,279)
                                                                              -----------------------------------
Deficit at end of year                                                           $  (230,915)        $   (93,472)
                                                                              ===================================

See notes to financial statements

                                MIAD SYSTEMS LTD.

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999
                   (All Amounts Expressed in Canadian Dollars)
                                                                                    1999                 1998
--------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net loss for the year                                                   $      (137,443)          $    (34,193)
     Items not requiring cash
       Depreciation                                                                    7,263                  7,742
       Write off of Due from Multi-Media Plus Distribution Inc.                       61,310                      -
                                                                           -----------------------------------------
                                                                                     (68,870)               (26,451)
Changes in certain non-cash working capital items
         Accounts receivable                                                          58,680               (140,423)
         Inventories                                                                 (34,414)               (74,936)
         Prepaid expenses                                                             23,427                (13,241)
         Accounts payable and accrued charges                                         17,144               (245,490)
         Deferred revenue                                                            (23,052)              (119,272)
                                                                           -----------------------------------------
Total cash from (used for) operating activities                                      (27,085)              (619,813)
                                                                           -----------------------------------------
Financing Activities
  Advances (Repayment) of loans payable                                              (85,439)               205,453
  Repayment of Due from Multi-Media Plus Distribution Inc.                                 -                406,760
  Issuance of common shares                                                          145,185                  2,440
                                                                           -----------------------------------------
Total cash from (used for) financing activities                                       59,746                614,653
                                                                           -----------------------------------------
Investing Activities
  Fixed asset additions                                                               (9,631)                     -
  Proceeds on sale of fixed assets                                                         -                  1,224
                                                                           -----------------------------------------

Total cash from (used for) investing activities                                       (9,631)                 1,224
                                                                           -----------------------------------------
Change in cash position during the year                                               23,030                 (3,936)

Cash and cash equivalents at beginning of year                                         1,436                  2,500
                                                                           -----------------------------------------
Cash and cash equivalents at end of year                                     $        24,466           $     (1,436)
                                                                           =========================================

See notes to financial statements

                                MIAD SYSTEMS LTD.

                        NOTES TO THE FINANCIAL STATEMENTS
                          YEAR ENDED SEPTEMBER 30, 1999

 1. Significant Accounting Policies
--------------------------------------------------------------------------------
     Inventories

         Inventories are valued at the lower of cost, with cost being determined on an average cost basis, and net realizable value.

     Capital Assets and Depreciation

         Capital assets are recorded at cost. Depreciation is calculated using the following rates and methods:

                            Office Equipment               - 30% declining balance method
                            Computer equipment             - 30% declining balance method


 2. Capital assets
--------------------------------------------------------------------------------------------------------------------
                                                                       Accumulated            Net           Net
                                                       Cost            Depreciation          1999          1998
                                            ------------------------------------------------------------------------
              Office equipment                       $ 43,769            $ 23,775       $    19,994     $   21,750
              Furniture and fixtures                   23,744              14,244             9,500          5,376
                                            ------------------------------------------------------------------------
                                                     $ 67,513            $ 38,019       $    29,494     $   27,126
                                            ========================================================================



 3.  Loans Payable                                                                     1999                 1998
--------------------------------------------------------------------------------------------------------------------
    (i)   Metcan Information Technologies Inc.                                     $  101,000             $ 137,000
          Repayments monthly of $3,000 principal,
          $447 interest and $1,000 additional interest
          Matures July 31, 2001

   (ii)   636090 Ontario Limited                                                       43,014                92,453
          Repayments of $5,000 blended principal
          and interest at 15% per annum
          Matures June 30, 2000
                                                                                ------------------------------------
                                                                                      144,014               229,453

 Due within one year                                                                   79,014                85,439
                                                                                ------------------------------------
                                                                                   $   65,000               144,014
                                                                                ====================================

The above loans are secured by a General Security Agreement covering accounts receivable and inventory.

                                MIAD SYSTEMS LTD.

                        NOTES TO THE FINANCIAL STATEMENTS

                          YEAR ENDED SEPTEMBER 30, 1999

 4. Tax Losses
--------------------------------------------------------------------------------
     The company has available losses carry forward for tax purposes from prior years. Revenue Canada has not assessed the prior years tax returns as yet. These losses amount to $220,000, subject to Revenue Canada assessment.


 5. Capital Stock
--------------------------------------------------------------------------------
     Authorized                                                                      1999                  1998
       Unlimited Common shares without par value
       Unlimited First Preference shares without par value

       Stated
       3,322,500 Common shares (1998-2,450,000)                                    $ 147,635         $     2,450
             NIL First Preference shares                                                   -                   -
                                                                                   -----------------------------
                                                                                   $ 147,635         $     2,450
                                                                                   ==============================

 ii) In October 1998, 375,000 shares of common stock were issued for an aggregate consideration of $545.

 i) On December 1, 1998 , the company offered, through a private placement, 19,900 units each consisting of 25 shares of common stock and 45 common stock purchase warrants at a price of $5 per unit. Each warrant entitled the holder to purchase one share of common stock at a price of $1 U.S. per share. These warrants expired within nine months of the closing date of this offering. The termination date of the offering was extended beyond the 120 days contemplated in the offering. Through the efforts of this offering, 497,500 shares of common stock were issued for cash for an aggregate amount of $ 144,640.

 6. Lease Obligations
--------------------------------------------------------------------------------

     The company is committed under various lease agreements as follows;

 i)  Premises

     The company has negotiated an extension to the current lease for a term of one year ending November 2000 at a net rent of approximately $44,000.

ii)  Vehicles

     The company is leasing three vehicles at aggregate annual costs of approximately $24,000. These leases expire at varying dates.

                                MIAD SYSTEMS LTD.

                        NOTES TO THE FINANCIAL STATEMENTS
                          YEAR ENDED SEPTEMBER 30, 1999



 7. Subsequent Events
--------------------------------------------------------------------------------
 i) Subsequent to the year end, the company accepted an offer to settle an action brought on by a dismissed employee. The aggregate of the settlement was $4,750.

 ii) Subsequent to the year end, the company entered into an employment agreement whereby the employee will receive 85,000 shares of common stock of the corporation for the aggregate consideration of $25,500.

iii) Subsequent to the year end, 25,000 common shares were issued to professionals for services rendered during the fiscal year in the amount of $7,500.

 iv) Subsequent to the year end, 136,900 common shares were issued on the exercise of 136,900 warrants for the aggregate consideration of $199,346.

  v) Subsequent to the year end, the company was awarded the trademark, MIAD ULTRA.

 8.  Licencing Agreement
--------------------------------------------------------------------------------
     The company entered into a licencing agreement with International Business Machines Corporation (IBM) whereby the company has nonexciusive rights to sell certain licenced products in Canada. The company is required to pay an annual fee for this right and a surcharge of $10 per unit in excess of the maximum allowed under schedule to the agreement.

 9.  Uncertainty Due To The Year 2000 Issue
--------------------------------------------------------------------------------
     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                                MIAD SYSTEMS LTD.

                                  BALANCE SHEET
                              AS AT MARCH 31, 2000
                   (All Amounts Expressed in Canadian Dollars)
                                   (UNAUDITED)

                                                                                   March 31,              March 31,
                                       ASSETS                                        2000                   1999
-------------------------------------------------------------------------------------------------------------------
Current
    Cash                                                                          $   57,326          $     59,852
    Accounts receivable                                                              713,745               348,966
    Inventories                                                                      131,693               111,077
    Prepaid expenses                                                                   6,070                 8,426
                                                                                  ---------------------------------
                                                                                     908,834               528,321
Capital assets                                                                        39,208                36,902
                                                                                  ---------------------------------
                                                                                  $  948,042               565,223
                                                                                  ---------------------------------

                                   LIABILITIES
--------------------------------------------------------------------------------------------------------------------
Current
    Accounts payable and accrued charges                                          $  750,206          $    354,105
    Current portion of loans payable                                                  79,014                79,014
                                                                                  ---------------------------------

                                                                                     829,220               433,119
Loans payable                                                                         27,415               108,640
                                                                                 ----------------------------------
                                                                                     856,635               541,759
                                                                                 ----------------------------------

                            CAPITAL STOCK AND DEFICIT
--------------------------------------------------------------------------------------------------------------------

Capital stock                                                                        346,982               147,635
Deficit                                                                             (255,575)             (124,171)
                                                                               -------------------------------------
                                                                                      91,407                23,464
                                                                               -------------------------------------
                                                                                  $  948,042               565,223
                                                                               =====================================




                                MIAD SYSTEMS LTD.

                         STATEMENT OF INCOME AND DEFICIT
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000
                   (All Amounts Expressed in Canadian Dollars)
                                   (UNAUDITED)

                                                                                   March 31,             March 31,
                                                                                     2000                  1999
------------------------------------------------------------------------------------------------------------------
Sales                                                                            $ 2,459,902           $ 1,549,977

Cost of sales                                                                      2,023,677             1,186,818
                                                                                ----------------------------------
Gross Margin                                                                         436,225               363,159
                                                                                ----------------------------------


Expenses
    Wages and benefits                                                               341,722               224,547
    Salesmen's Auto, travel and entertainment                                         50,451                40,580
    Rent                                                                              20,414                19,310
    Professional fees                                                                 13,400                50,235
    Telephone                                                                          9,750                 7,913
    Office and general                                                                10,228                29,329
    Interest on loans payable                                                          4,406                10,065
    Insurance                                                                          3,914                 3,707
    Advertising and promotion                                                          3,570                 2,099
    Utilities                                                                          2,996                 3,073
    Depreciation                                                                          34                 3,000
                                                                                ----------------------------------
                                                                                     460,885               393,858
                                                                                ----------------------------------

Net loss for the period                                                              (24,660)              (30,699)

Deficit at beginning of period                                                      (230,915)              (93,472)
                                                                                ----------------------------------

Deficit at end of period                                                         $  (255,575)             (124,171)
                                                                                ==================================



                                MIAD SYSTEMS LTD.

                             STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000
                   (All Amounts Expressed in Canadian Dollars)
                                   (UNAUDITED)
                                                                                  March 31,              March 31,
                                                                                    1999                   1998
------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net loss for the year                                                   $       (24,660)      $       (30,699)
     Items not requiring cash
       Depreciation                                                                       34                 3,000
       Write off of Due from Multi-Media Plus Distribution Inc.                            -                61,310
                                                                             -------------------------------------
                                                                                     (24,626)               33,611
Changes in certain non-cash working capital items
       Accounts receivable                                                          (448,770)              (25,311)
       Inventories                                                                    21,015                 7,217
       Prepaid expenses                                                               (3,875)               17,196
       Accounts payable and accrued charges                                          337,102               (41,855)
       Deferred revenue                                                                    -               (23,052)
                                                                             -------------------------------------

Total cash from (used for) operating activities                                     (119,154)              (32,194)
                                                                             -------------------------------------

Financing Activities
  Advances (Repayment) of loans payable                                              (37,585)              (41,799)
  Issuance of common shares                                                          199,347               145,185
                                                                             -------------------------------------

Total cash from (used for) financing activities                                      161,762               103,386
                                                                             -------------------------------------

Investing Activities
  Fixed asset additions                                                               (9,748)              (12,776)
                                                                             -------------------------------------

Total cash from (used for) investing activities                                       (9,748)              (12,776)
                                                                             -------------------------------------

Change in cash position during the period                                             32,860                58,416

Cash and cash equivalents at beginning of period                                      24,466                 1,436
                                                                             -------------------------------------

Cash and cash equivalents at end of period                                       $    57,326           $    59,852
                                                                             =====================================

                               INDEX TO EXHIBITS



Exhibit Number            Description
--------------            -----------


       3.1        Certificate of Incorporation of MIAD Systems Ltd.
       3.2        Certificate of Amendment of Certificate of Incorporation
       3.3        Bylaws
       4.0        Warrant Certificate
       10         Office Lease dated November 14, 1996
       10.1       Renewal Agreement dated October 12, 1999
       10.2       Employment Agreement for Michael Green dated October 1, 1999
       10.3       Stock Option Plan
       27         Financial Data Schedule